UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

Commission file number 1-7850

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWEST GAS CORPORATION
the predecessor company to Southwest Gas Holdings, Inc.

5241 Spring Mountain Road, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)
Financial statements, including statements of net assets available for benefits as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016 and notes to financial statements, together with the reports thereon of McConnell & Jones LLP and PricewaterhouseCoopers LLP (predecessor auditors), independent registered public accounting firms.

(b)
Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year).  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of McConnell & Jones LLP, independent registered public accounting firm.

(d)	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By	/s/ Roy R. Centrella
Roy R. Centrella
Senior Vice President/
Chief Financial Officer
Southwest Gas Corporation

Dated:  June 21, 2017

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2016 AND 2015 AND
FOR THE YEAR ENDED DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of Southwest Gas Corporation Employees’ Investment Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of the Southwest Gas Corporation Employees’ Investment Plan (the Plan) as of December 31, 2016, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 21, 2017

Report of Independent Registered Public Accounting Firm

To the Administrator of Southwest Gas Corporation Employees’ Investment Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Southwest Gas Corporation Employees’ Investment Plan (the “Plan”) as of  December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  The statement of net assets available for benefits is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit. We conducted our audit of this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Las Vegas, Nevada
June 21, 2016

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015

Assets:
Investments at fair value (see Notes 2 and 6)	$402,579,964	$371,760,413
Notes receivable from participants (see Note 2)	7,436,437	7,635,141
Other receivables (see Note 2)	48,379	-
Contribution receivable from employer	64,703	68,577
Total assets	410,129,483	379,464,131

Net assets available for benefits	$410,129,483	$379,464,131

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2016
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$39,510,083
Interest and dividends	12,366,194
Net investment income	51,876,277

Interest on participant loans	398,619

Contributions:
Participant	15,947,318
Employer	4,790,802
20,738,120

Other income	390,985
Total additions	73,404,001

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	42,474,718
Other expenses	263,931
Total deductions	42,738,649

Net increase in net assets available for benefits	30,665,352

Net assets available for benefits:
Beginning of year	379,464,131
End of year	$410,129,483

The accompanying notes are an integral part of this statement.

(1) Description of Plan

The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan’s assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”).  New employees are automatically enrolled in the Plan after 30 days unless they elect not to participate.

The ESOP invests primarily in qualifying employer securities.  The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Code Sections 401(a) and 401(k).  The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under Code Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6).  The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1).  The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under Code Section 501(a).

The Board of Directors of Southwest Gas Corporation approved a holding company reorganization in December 2016 which became effective in January 2017.  As a result of the reorganization, Southwest Gas Corporation became a wholly owned subsidiary of the new publicly traded parent company, Southwest Gas Holdings, Inc.  Each outstanding share of Southwest Gas Corporation common stock automatically converted into a share of stock in Southwest Gas Holdings, Inc., on a one-for-one basis.  Accordingly, the shares of Southwest Gas Corporation held and issuable under the Plan were converted automatically into shares of Southwest Gas Holdings, Inc.  The ticker symbol of the stock (“SWX”) is the same before and after the reorganization.  The Plan remains for the benefit of Southwest Gas Corporation employees following the reorganization.  Company stock referred to within these disclosures was held in shares of Southwest Gas Corporation stock prior to January 1, 2017, and for periods subsequent to December 31, 2016, is held in shares of Southwest Gas Holdings, Inc.

Contributions

Participants may contribute from 2% to 60% of their annual base wages.  However, contributions may not exceed amounts promulgated by the Internal Revenue Code.  The Company contributes to the Plan an amount equal to 50% of a participant’s contribution.  The Company’s maximum contribution is 3.5% of a participant’s annual base compensation.  Deferral percentages elected by participants are also applied to overtime earnings, however they are not matched by the Company.

Participants’ Accounts

Each participant account is credited with the participant’s contribution and the portion contributed by the Company.  Participant and Company contributions are invested in the various funds according to the direction of the participant.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service.  Participants are fully vested in dividends paid in the Southwest Gas Stock Fund without regard to whether the participant is vested in the Company stock with respect to which the dividend is paid.  The following table shows the vesting schedule of Company contributions and the earnings thereon (other than dividends on the Southwest Gas Stock Fund).

Vested
Years of Service	Percentage

One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100

In the event of death, attainment of age 65, total disability of a participant, or Plan termination, Company contributions become fully vested irrespective of the years of service. Forfeitures as a result of a participant’s termination prior to vesting, that are not utilized to restore prior benefits or to pay benefits to previously unlocated participants and beneficiaries, are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio.  For the years ended December 31, 2016 and 2015, forfeitures of non-vested accounts reallocated to participants were approximately $54,000 and $55,000, respectively.

Notes Receivable from Participants (Participant Loans)

The Plan provides that participants may borrow against the contribution and rollover balances in their accounts, subject to certain limitations specified in the Plan.  Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus 2%.  At December 31, 2016, all outstanding loans had annual interest rates ranging from 5.25% to 5.50% maturing through 2021.  Principal and interest payments on participant loans are credited to participant contribution and rollover accounts in the same ratio as ongoing investment elections. The maximum repayment period for participant loans is five years.

Payment of Benefits

If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant, or designated beneficiary in the case of death, will be entitled to receive an amount equal to the value of his account as soon as practicable following termination of employment.  Distributions from the Southwest Gas Stock Fund will be made in the Company’s common stock plus cash in lieu of fractional shares.  A participant may apply to the Plan Committee to request a single lump sum payment in cash for the value of the Company’s common stock otherwise distributable to the participant.  Lump sum distributions from other funds will be paid in cash.

Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later.  If the participant’s vested account balance is less than $5,000, the participant may request a lump-sum distribution or direct that the amount be rolled-over into an Individual Retirement Account (“IRA”).  If no election is made and the balance does not exceed $1,000, it will be distributed to the participant.  If no election is made and the balance is greater than $1,000 but does not exceed $5,000, it will be rolled over to an individual retirement account, designated by the committee which administers the Plan, for the benefit of the participant.  If the participant’s vested account balance is greater than $5,000, the participant may remain in the Plan, receive a lump-sum distribution, or roll-over the account into an IRA.  In this case, a participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until electing to receive distributions from the Plan.  Beneficiaries of a participant have no more than five years after the participant’s death to request payment.

A participant or surviving spouse, if the designated beneficiary, is permitted to make partial withdrawals as long as minimum distribution requirements are met.

Plan Expenses

Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion.  The Company paid all administrative Plan expenses, except loan origination and maintenance fees, during 2016.  Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2016 were $263,931.

Other Income

The Plan participates in Fidelity’s revenue credit program which allows the Plan sponsor to apply credits received to pay for ERISA qualified expenses and/or allocate credits to participants on a pro rata basis.  The pro rata allocation is based on the ratio of each participant’s average daily balance in a fund during the quarter to the total average daily balances for all participants in such fund during the quarter.  These revenue credits qualify as party-in-interest transactions for which a statutory exemption exists.

Plan Administration

Fidelity Management Trust Company acts as the trustee and Fidelity Investments Institutional Operations Company performs all recordkeeping of the Plan.

(2) Summary of Accounting Policies

The following information describes the Plan’s accounting policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for a discussion of fair value measurements.

Purchases and sales of securities are generally valued on an end-of-trade-date pricing basis with the exception of exchanges in and out of the Southwest Gas stock fund.  When buying Company stock, the stock purchase will be processed on the trade date in real-time pricing.  When selling Company stock, the stock sale will be processed on the trade date in real-time pricing, and the exchange into another investment option will be processed three business days after the trade date (in accordance with normal securities settlement practice).  Exchanges in and out of Company stock are generally reflected in participant accounts the day following the trade date.  Contributions, loans, and withdrawals involving Company stock are not subject to real-time trading.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants (participant loans) are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded at December 31, 2016 or 2015.

Other Receivables

Other receivables consist primarily of unsettled trades.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks as well as changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities and the amount invested in the Company’s common stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

(3) Related-Party and Party-In-Interest Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties-in-interest.  The Company and the Plan are also related parties.  Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan.  These certain plan investments qualify as party-in-interest transactions for which a statutory exemption exists.  During the year ended December 31, 2016, the Plan made purchases (and share dividend accumulations) totaling approximately $8.9 million and sales (including distributions) of approximately $26.2 million of Company common stock.  Participant loans qualify as party-in-interest transactions.  At December 31, 2016 and 2015, participant loans were $7,436,437 and $7,635,141, respectively.  Fees paid by participants to the Trustee for administrative services were $263,931 for the year ended December 31, 2016.  The following table represents investments held by parties-in-interest:

December 31,	2016	2015
Southwest Gas Corporation	$96,746,326	$83,847,951
Fidelity Management Trust Company	182,083,332	204,409,909
	$278,829,658	$288,257,860
(4) Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time.  Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(5) Federal Income Taxes

In August 2016, the Company received a favorable determination letter from the Internal Revenue Service (“IRS”) stating that the Plan, amended and restated effective January 1, 2015, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code (“IRC”).  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  In 2015, the IRS announced that it was discontinuing its requirement that individually-designed plans seeking approval be reviewed for new determination letters every five years and it will no longer review these plans except on adoption and termination.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan's tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require recognition or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

(6) Fair Value Measurements

U.S. GAAP states that a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability.  The three levels of the fair value hierarchy are as follows:

Level 1 -  quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 -  inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.

Level 3 -  unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Plan provides for investments in various investment securities including common stock of the Company.  The assets held by the Plan, excluding temporary cash investments, are traded in active exchange markets; their estimated fair values were determined at December 31, 2016 using published market closing prices.  Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end.  However, as these funds are actively traded, the NAV in these cases is the fair value, and not a practical expedient utilized in lieu of an available fair value.  There have been no changes in fair value methodologies used at December 31, 2016.

The following table sets forth, by level within the three-level fair value hierarchy, the Plan’s assets that were accounted for at fair value.

Level 1 - Quoted Prices in Active Markets for Identical Financial Assets
	December 31, 2016	December 31, 2015
Assets at fair value:
Mutual funds:
Equity	$158,870,631	$156,567,958
Equity and bond/life cycle	96,306,581	83,811,443
Bond	20,465,946	18,594,689
Money market mutual fund/stable value fund	30,188,465	28,936,782
	305,831,623	287,910,872
Southwest Gas Corporation common stock	96,746,326	83,847,951
Temporary cash investments	2,015	1,590
Total level 1 assets	$402,579,964	$371,760,413

No assets fell within Level 2 or 3 of the fair value hierarchy.

As noted above, the mutual funds and Company common stock held by the Plan are listed and regularly traded on a national securities exchange.  The values of mutual funds are generally determined based on the NAV of the funds, that is, the total value of the securities in the funds less the amount of any liabilities outstanding, the result of which is divided by the fund shares outstanding.  The funds are traded at the NAV, which is determined once each day.  Company stock is traded in real time. The values in the above table were based on pricing as of the last business day of the calendar year.

(7) Subsequent Events

Management of the Plan monitors events occurring after the Statement of Net Assets Available for Benefits date and through the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued or disclosures to be made, and has reflected them where appropriate.  Note (1) includes information about the holding company reorganization of Southwest Gas Corporation that was effective in January 2017.

			SCHEDULE I

	SOUTHWEST GAS CORPORATION
	EMPLOYEES’ INVESTMENT PLAN

	E.I.N. 88-0085720
	PLAN NO. 004
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AT DECEMBER 31, 2016

	Identity and Description of	Number of	Current
	Investment	Shares	Value

*	Southwest Gas Corporation Common Stock	1,262,677	$96,746,326

	Brown Capital Management, Inc. Small Company Institutional Fund	231,608	17,206,156

	Vanguard Institutional Index Fund	93,593	19,076,988

	T. Rowe Price Institutional Large Cap Value Fund	664,794	13,940,733

*	Fidelity Contrafund Class K	622,619	61,253,255

*	Fidelity Freedom 2005 Fund Class K	19,067	241,584

*	Fidelity Freedom 2010 Fund Class K	222,749	2,811,093

*	Fidelity Freedom 2015 Fund Class K	793,927	10,456,023

*	Fidelity Freedom 2020 Fund Class K	2,217,466	30,955,823

*	Fidelity Freedom 2025 Fund Class K	899,460	13,123,120

*	Fidelity Freedom 2030 Fund Class K	857,443	12,758,748

*	Fidelity Freedom 2035 Fund Class K	371,284	5,725,197

*	Fidelity Freedom 2040 Fund Class K	528,621	8,161,912

*	Fidelity Freedom 2045 Fund Class K	306,902	4,882,805

*	Fidelity Freedom 2050 Fund Class K	243,805	3,908,194

*	Fidelity Freedom 2055 Fund Class K	134,838	1,605,919

*	Fidelity Freedom 2060 Fund Class K	9,175	95,606

*	Fidelity Freedom Income Fund Class K	136,138	1,580,557

*	Fidelity Low-Priced Stock Fund Class K	496,084	24,521,435

	T. Rowe Price Stable Value Common Trust Fund A	30,188,419	30,188,419

	Metwest Total Return Bond I Fund	1,943,585	20,465,946

*	Fidelity Government Money Market Fund - Premium Class	46	46

	Vanguard International Growth Fund Admiral Shares	137,185	9,236,643

	Victory Integrity Small Cap Value Class R6 Fund	352,975	13,635,421

*	Temporary Cash Investments		2,015
			402,579,964

*	Participant Loans (with interest rates from 5.25% to 5.50%)		7,436,437

			$410,016,401

	* A party-in-interest for which a statutory exemption exists.

  All investments are participant directed, therefore, no cost information is disclosed.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No. 333-215145-01 on Form S-8 of Southwest Gas Holdings, Inc. of our report dated June 21, 2017, appearing in this Annual Report on Form 11-K of the Southwest Gas Corporation Employees’ Investment Plan for the year ended December 31, 2016.

/s/ McConnell & Jones LLP
Houston, Texas
June 21, 2017

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-215145-01) of Southwest Gas Holdings, Inc. of our report dated June 21, 2016 relating to the financial statement of net assets available for benefits of Southwest Gas Corporation Employees' Investment Plan, which appears in this Form 11-K.
/s/ PricewaterhouseCoopers LLP
Las Vegas, Nevada
June 21, 2017